UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Falcon’s Beyond Global, Inc.

(Name of Issuer)

Class A common stock, par value $0.0001 per share

(Title of Class of Securities)

306121104

(CUSIP Number)

Judith E. Demerau

c/o Brass Ring Trust

3420 Pump Rd #127

Henrico, Virginia 23233

407-536-9309

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 6, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 306121104

1.	Names of Reporting Persons Brass Ring Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Florida

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,023,728 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,023,728 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,023,728 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 18.8%(1)(2)
14.	Type of Reporting Person (See Instructions) OO

(1)	Represents beneficial ownership as of the date of filing. See Item 5.
(2)	Percentage beneficial ownership calculated on the basis of Rule 13d-3 of the Securities Exchange Act of 1934, as amended. See Item 5.

CUSIP No. 306121104

1.	Names of Reporting Persons Judith E. Demerau
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 131,718
	8.	Shared Voting Power 2,023,728 (1)
	9.	Sole Dispositive Power 131,718
	10.	Shared Dispositive Power 2,023,728 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,155,446 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 20.0%(1)(2)
14.	Type of Reporting Person (See Instructions) IN

(1)

Represents beneficial ownership as of the date of filing. Includes (i) 2,023,728 shares of Class A Common Stock held by Brass Ring Trust, of which Judith E. Demerau is the trustee, and (ii) 131,718 shares of Class A Common Stock held directly by Judith E. Demerau. See Item 5.

(2)	Percentage beneficial ownership calculated on the basis of Rule 13d-3 of the Securities Exchange Act of 1934, as amended. See Item 5.

Item 1. Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) is being filed to report beneficial ownership of certain shares of Class A common stock, par value $0.0001 per share (“Class A Common Stock”), Falcon’s Beyond Global, Inc., a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is located at 6996 Piazza Grande Avenue, Suite 301, Orlando, Florida 32835.

Item 2. Identity and Background

(a) – (c), (f) This Schedule 13D is filed by (i) Brass Ring Trust (“BR Trust”) and (ii) Judith E. Demerau (“Ms. Demerau” and, together with BR Trust, the “Reporting Persons”). Ms. Demerau is the trustee of BR Trust. The address of the Reporting Persons is 3420 Pump Rd #127, Henrico, Virginia 23233. Ms. Demerau is retired. BR Trust is organized in Florida. Ms. Demerau is a citizen of the United States of America.

(d) During the last five years, neither of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The securities reported herein as beneficially owned by the Reporting Persons were acquired in connection with the business combination transaction contemplated by the Amended and Restated Agreement and Plan of Merger, dated as of January 31, 2023, as amended by Amendment No. 1 dated June 25, 2023, Amendment No. 2 dated July 7, 2023, and Amendment No. 3 dated September 1, 2023 (the “Merger Agreement”), by and among the Issuer, FAST Acquisition Corp. II, a Delaware corporation (“FAST II”), Falcon’s Beyond Global, LLC, a Florida limited liability company that has since redomesticated as a Delaware limited liability company (“Falcon’s LLC”), and Palm Merger Sub, LLC, a Delaware limited liability company and a wholly-owned subsidiary of the Issuer (“Merger Sub”), pursuant to which, among other things, Falcon’s LLC combined with FAST II in a series of transactions (collectively, the “Business Combination”) that resulted in the Issuer becoming a publicly traded company and controlling Falcon’s LLC in an “Up-C” structure.

As a result of the Business Combination, on October 6, 2023, BR Trust received (i) 1,986,706 shares of Class A Common Stock in exchange for an equal number of limited liability common units of Falcon’s LLC (“Common Units”) and (ii) 40,725 shares of 8% Series A Cumulative Convertible Preferred Stock, par value $0.0001 per share, of the Issuer (“Series A Preferred Stock”) in consideration for the cancellation of outstanding indebtedness in the amount of approximately $407,250 owed to BR Trust by Falcon’s LLC and Ms. Demerau received (i) 99,900 shares of Class A Common Stock in exchange for an equal number of Common Units and (ii) 35,000 shares of Series A Preferred Stock in consideration for the cancellation of outstanding indebtedness in the amount of approximately $350,000 owed to Ms. Demerau by Falcon’s LLC. Such Series A Preferred Stock was convertible by the holder, and in certain circumstances by the Issuer, into a number of shares of Class A Common Stock at a conversion rate of 0.90909 shares of Class A Common Stock for each share of Series A Preferred Stock held. On November 6, 2023, pursuant to the terms of the Certificate of Designation of the Series A Preferred Stock (“Certificate of Designation”), all outstanding shares of Series A Preferred Stock automatically converted into shares of Class A Common Stock at a conversion rate of 0.90909 shares of Class A Common Stock for each share of Series A Preferred Stock in accordance with the Certificate of Designation. Cash was paid in lieu of fractional shares in accordance with the terms of the Series A Preferred Stock. As a result, BR Trust received an additional 37,022 shares of Class A Common Stock for the 40,725 shares of Series A Preferred Stock then held and Ms. Demerau received an additional 31,818 shares of Class A Common Stock for the 35,000 shares of Series A Preferred Stock then held.

Item 4. Purpose of Transaction

The information provided and incorporated by reference in Item 3 is hereby incorporated by reference in this Item 4.

As described in Item 3, the shares of Class A Common Stock reported in this Schedule 13D as beneficially owned by the Reporting Persons were acquired in connection with the Business Combination.

The Reporting Persons do not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Persons, subject to certain provisions of the law, may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions or may enter into agreements relating to the pledging of such shares. In addition, the Reporting Persons may engage in discussions with management, the Board, and stockholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Class A Common Stock; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Board.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters enumerated in subsections (a) - (j) of Item 4 of the General Instructions for Complying with Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5. Interest in Securities of the Issuer

The information provided and incorporated by reference in Item 3 is hereby incorporated by reference in this Item 5.

(a), (b) The aggregate number and percentage of the Class A Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

As of the date of this filing, (i) BR Trust holds 2,023,728 shares of Class A Common Stock, representing approximately 18.8% of the Class A Common Stock and (ii) Ms. Demerau beneficially owns 2,155,446 shares of Class A Common Stock, based on 131,718 shares of Class A Common Stock held directly and 2,023,728 shares of Class A Common Stock held by BR Trust, representing approximately 20.0% of the Class A Common Stock, in each case, based on an aggregate of 8,779,983 shares of Class A Common Stock issued and outstanding, as reflected in the Prospectus filed by the Issuer on December 12, 2023 (the “Prospectus”), adjusted to reflect the redemption of 2,000,000 Common Units for shares of Class A Common Stock by Infinite Acquisitions Partners LLC on February 9, 2024, and as calculated pursuant to Rule 13d-3. The Reporting Persons beneficially own approximately 3.4% of the total common stock outstanding excluding shares currently held in escrow for the benefit of other securityholders of the Issuer, to be earned, released and delivered upon satisfaction of, or forfeited and canceled upon the failure of, certain milestones related to the EBITDA of the Issuer and the gross revenue of the Issuer during periods between July 1, 2023 and December 31, 2024 and the volume weighted average closing sale price of shares of Class A Common Stock during the five-year period beginning on the one-year anniversary of the Business Combination and ending on the six-year anniversary of the Business Combination (“Earnout Shares”), and such ownership would be equivalent of approximately 1.5% of the total common stock outstanding including the Earnout Shares, based on a total of 136,376,600 total shares of common stock of the Issuer outstanding as of December 12, 2023, as set forth in the Prospectus, which includes a total of 77,500,000 Earnout Shares that are currently held in escrow, as described in the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 12, 2023.

(c) None of the Reporting Persons has effected any transaction in shares of Class A Common Stock during the past 60 days, except as otherwise disclosed in this Schedule 13D.

(d), (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described in this Schedule 13D, to the best of the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

A	Joint Filing Agreement by and among the Reporting Persons.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2024

Brass Ring Trust

By:	/s/ Judith E. Demerau
Name:	Judith E. Demerau
Title:	Trustee

Judith E. Demerau

/s/ Judith E. Demerau